UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-51447

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

EXPEDIA RETIREMENT SAVINGS PLAN

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

Expedia, Inc.

333 108th Avenue NE

Bellevue, WA 98004

REQUIRED INFORMATION

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.	The Expedia Retirement Savings Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto as Appendix I is a copy of the most recent financial statements and schedule of the Plan prepared in accordance with the financial reporting requirements under ERISA.

Expedia Retirement Savings Plan

Financial Statements and

Supplemental Schedule

December 31, 2010 and 2009

and for the Year Ended December 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statement of net assets available for benefits of the Expedia Retirement Savings Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009 and the changes in net assets available for benefits for the year then ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4(i)-Schedule of Assets (Held at End of Year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP

Seattle, Washington

June 3. 2011

Expedia Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets
Non-interest bearing cash	$—	$75,301
Investments, at fair value	186,347,834	144,260,545
Notes receivable from participants	2,977,451	2,377,047
Contribution receivable	1,015,398	872,681

Net assets available for benefits, at fair value	190,340,683	147,585,574

Adjustment from fair value to contract value for interest in a common/collective trust fund which invests in fully benefit-responsive investment contracts	(83,050)	135,256

Net assets available for benefits	$190,257,633	$147,720,830

See accompanying notes.

Expedia Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions:
Dividend and interest income on investments	$3,416,390
Interest income on notes receivable from participants	130,034
Participant contributions	24,931,033
Rollover contributions	2,882,228
Employer contributions	7,677,494
Net realized and unrealized appreciation in fair value of investments	19,121,827

Total additions	58,159,006

Deductions:
Benefits paid to participants	15,560,243
Administrative expenses	61,960

Total deductions	15,622,203

Net increase in net assets available for benefits	42,536,803

Net assets available for benefits at:
Beginning of year	147,720,830

End of year	$190,257,633

See accompanying notes.

1. Description of the Plan

The following description of the Expedia Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established on August 9, 2005 and is a defined contribution plan covering substantially all U.S. employees of Expedia, Inc. and its subsidiaries (the “Company” or “Expedia”) who have reached the age of 18 (21 prior to January 1, 2006). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). New employees are automatically enrolled in the Plan upon satisfying its eligibility requirements. When enrolled, such employees are deemed to enter into a pre-tax salary reduction agreement with the Company to contribute 3% of compensation (as defined in the Plan document) and to make an election to invest in a qualified default investment fund determined by the Plan’s administrative committee unless an employee affirmatively changes his or her pre-tax salary deferral election. The qualified default investment funds are various Fidelity Freedom Funds.

Contributions

Participants can make pre-tax deferrals ranging from 1% to 50%, and after-tax contributions ranging from 1% to 10% of their compensation (as defined in the Plan document) through payroll deductions. Participants can direct their contributions to any of the Plan’s investment fund options.

The Company makes matching contributions in an amount equal to 50% of the first 6% of pre-tax compensation deferred by participants in each payroll period, subject to regulatory limitations. The Company may also make discretionary contributions. During the year ended December 31, 2010 no discretionary contributions were made to the Plan. Participants can direct Company contributions to any of the Plan’s investment fund options in the same manner as they direct their own contributions.

Vesting

Participant contributions are fully vested at the time of contribution. Generally, participants are 100% vested in the Company contributions in their accounts, plus actual earnings thereon, after two years of credited service.

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contributions and Plan earnings. Allocations are determined in accordance with the provisions of the Plan document. The benefit to which a participant is entitled is the vested portion of the participant’s account.

Forfeitures

Forfeitures of terminated participants’ non-vested account balances are first made available to reinstate previously forfeited account balances of qualifying participants who have left the Company and subsequently returned. The remaining amount, if any, is used to reduce the Company’s future contributions and then to pay the expenses of operating the Plan and the related trust. The balance of forfeited accounts at December 31, 2010 and 2009 are $552,056 and $598,143, respectively. During 2010, $546,604 of the forfeited amounts was used to fund company contributions.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance within the last 12 months or 50% of their vested account balances. With the exception of loans used to purchase a primary residence, which can have terms up to 15 years, loan terms are limited to a maximum of 5 years. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with commercial prevailing rates as determined in accordance with the terms of the Plan document. Principal and interest are paid ratably through regular payroll deductions for actively employed participants. Upon termination of employment, any outstanding loans are due and payable within ninety days following the termination date. As of December 31, 2010 the rates of interest on outstanding loans ranged from 4.25-10% with various maturities through 2025.

Payment of Benefits

Upon participants’ retirement, death, disability or termination of employment, they, or their designated beneficiary, may elect to withdraw their entire vested account balances in the form of a lump sum payment, provided that to the extent a participant’s account is invested in Expedia stock, the participant may elect to receive such Expedia stock. Participants reaching the age of 59 1/2 may elect to withdraw some or all of their vested account balances while still employed. In the event of hardship (as defined by the Plan document) participants may withdraw some or all of the vested portion of their account balances, subject to the requirements of the Plan document. Participants may withdraw some or all of their rollover or after-tax contributions at any time.

1. Description of the Plan (continued)

Administrative Expenses

Administrative expenses include fees to administer the Plan and the investment funds. Substantially all costs of administering the Plan, including professional and other expenses, are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment contracts held by a defined-contribution plan or by a fund within a defined-contribution plan are required to be reported at fair value. However, contract value, which is equal to contributions plus earnings less withdrawals and expenses, is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through its participation in the Fidelity Managed Income Portfolio and the Fidelity Managed Income Portfolio II (the MIPs), common/collective trust funds. The statements of net assets available for benefits present the fair value of the investment in the MIPs as well as the adjustment of the investment in the MIPs from fair value to contract value. The fair value of the Plan’s interest in the MIPs is based on information reported by the issuer of the common collective trust at year-end. The statement of changes in net assets available for benefits is prepared on a contract value basis related to the Plan’s MIP investments.

New Accounting Pronouncements

Effective January 1, 2010, the Plan adopted the Financial Accounting Standards Board (“FASB”) guidance that requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan has reclassified participant loans of $2,977,451 and $2,377,047 for the years ended December 31, 2010 and 2009, respectively, from investments to notes receivable from participants.

2. Summary of Significant Accounting Policies (continued)

In January 2010, the FASB issued guidance that requires reporting entities to make new disclosures about recurring or nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value measurements and information on purchases, sales, issuance, and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. The guidance is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures that are effective for periods beginning after December 15, 2010. The adoption of this guidance did not have a material impact on our financial statements.

Benefit Payments

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. The Plan’s interest in the MIPs is calculated by applying the Plan’s ownership percentage in the MIPs to the total fair value of the MIPs. The underlying assets owned by the MIPs consist primarily of readily marketable fixed income securities. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Purchases and sales of securities are recorded as of their trade-date. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest, and are classified as notes receivable from participants.

Subsequent Events

We monitor significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued. The Plan has evaluated subsequent events through the date which the financial statements are issued.

3. Fair Value of Investments

The Plan’s investments that are measured at fair value on a recurring basis, such as money market funds, mutual funds and equity securities, are generally classified within Level 1 of the fair value hierarchy. The fair value of these investments is valued based on quoted market prices in active markets. The Plan also invests in common collective trusts for which the valuation is based on the value of the underlying investments. Therefore, the common collective trusts are classified as Level 2. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices for identical or similar assets or liabilities in markets that are not considered to be active or identical or similar financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

	Investment Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Total
Mutual Funds
Blended Funds	$48,623,748	$—	$48,623,748
Large Cap	46,809,291	—	46,809,291
International	25,703,808	—	25,703,808
Mid Cap	24,136,144	—	24,136,144
Income Funds	11,947,895	—	11,947,895
Small Cap	11,219,511	—	11,219,511
Investments in self-directed brokerage accounts	3,338,478	—	3,338,478
Investments in Expedia, Inc. common stock	4,354,972	—	4,354,972
Investments in common collective trusts	—	10,213,987	10,213,987

Total Investments at Fair Value	$176,133,847	$10,213,987	$186,347,834

	Investment Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Total
Mutual Funds
Large Cap	$38,145,269	$—	$38,145,269
Blended Funds	34,025,011	—	34,025,011
International	21,522,110	—	21,522,110
Mid Cap	18,760,976	—	18,760,976
Income Funds	8,306,319	—	8,306,319
Small Cap	7,787,023	—	7,787,023
Investments in self-directed brokerage accounts	2,231,190	—	2,231,190
Investments in Expedia, Inc. common stock	4,215,970	—	4,215,970
Investments in common collective trusts	—	9,266,677	9,266,677

Total Investments at Fair Value	$134,993,868	$9,266,677	$144,260,545

4. Investments

The Plan’s investments (including investments purchased, sold, and held during the period) appreciated in fair value as determined by quoted market prices, for the year ended December 31, 2010 as follows:

Net appreciation in fair value of investments

Registered investment companies	$19,154,463
Expedia, Inc. common stock	(32,636)

Total net appreciation in fair value of investments	$19,121,827

The following investments represent 5% or more of the fair value of the Plan’s net assets at December 31, 2010 and 2009:

	2010	2009
Fidelity ContraFund	$25,500,582	$20,837,255
Fidelity Low- Priced Stock Fund	14,499,970	11,475,654
Fidelity Diversified International Fund	13,312,755	12,272,931
Fidelity Freedom 2040 Fund	12,793,108	9,161,338
Dodge & Cox International Stock Fund	11,738,490	9,106,943
Pimco Total Return Fund	10,930,611	7,900,321
Fidelity Managed Income Portfolio Fund	10,213,987	*

*	Fidelity Managed Income Portfolio Fund did not represent 5% or more of the fair value of the Plan’s net assets as of December 31, 2009.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Income Tax Status

In accordance with determination letter program procedures set forth by the Internal Revenue Service (“IRS”), the Plan applied for a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”). The Plan received a favorable determination letter from the IRS dated October 22, 2009, stating that the Plan is qualified under Section 401(a) of the Code and therefore the related trust is exempt from taxation.

In line with generally accepted accounting principles in the Unites States of America, the plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2010 and 2009:

	2010	2009
Net assets available for benefits at fair value, per the Form 5500	$190,340,683	$147,585,574
Plus: Adjustment from fair value to contract value for interest in the MIPs which invests in fully benefit-responsive investment contracts	(83,050)	135,256

Net assets available for benefits, per the financial statements	$190,257,633	$147,720,830

8. Party-in-Interest Transactions

Certain plan investments are shares of mutual funds and units of participation in common/collective trust funds managed by Fidelity. Fidelity is the trustee as defined by the Plan, and therefore these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity for investment management services amounted to $6,239 for the year ended December 31, 2010.

At December 31, 2010 and 2009, the Plan held 173,542 and 163,823 shares, respectively, of common stock of the Company, with a cost basis of $3,191,489 and $2,772,062, respectively, and fair value of $4,354,972 and $4,215,970, respectively. During the year ended December 31, 2010, the Plan recorded $48,957 in dividend income on the common stock of the Company.

Supplemental Schedule

Expedia Retirement Savings Plan

EIN: 91-1996083 Plan: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including, Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	Registered investment companies:
*	Fidelity Freedom 2000 Fund	55,037 shares	$657,141
*	Fidelity Freedom 2005 Fund	12,248 shares	132,406
*	Fidelity Freedom 2010 Fund	86,172 shares	1,171,071
*	Fidelity Freedom 2015 Fund	136,038 shares	1,542,672
*	Fidelity Freedom 2020 Fund	286,526 shares	3,951,192
*	Fidelity Freedom 2025 Fund	379,190 shares	4,368,266
*	Fidelity Freedom 2030 Fund	579,283 shares	7,976,732
*	Fidelity Freedom 2035 Fund	647,500 shares	7,426,823
*	Fidelity Freedom 2040 Fund	1,597,142 shares	12,793,108
*	Fidelity Freedom 2045 Fund	566,764 shares	5,378,591
*	Fidelity Freedom 2050 Fund	289,368 shares	2,714,276
*	Fidelity Freedom Income Fund	45,343 shares	511,469
*	Fidelity ContraFund	376,504 shares	25,500,582
*	Fidelity Diversified International Fund	441,551 shares	13,312,755
*	Fidelity Low- Priced Stock Fund	377,800 shares	14,499,971
	MSI Small Company Growth Portfolio	293,206 shares	4,154,721
*	Spartan Extended Market Fund	23,087 shares	881,230
*	Spartan International Fund	18,555 shares	652,563
*	Spartan 500 Index Fund	202,165 shares	8,992,320
	Dodge & Cox International Stock Fund	328,717 shares	11,738,490
	Goldman Sachs Small Cap Value Fund	170,647 shares	7,064,790
	Pimco Total Return Fund	1,007,430 shares	10,930,612
	TimesSquare Midcap Growth Fund	628,947 shares	8,754,943
	MainStay Large Cap Growth Fund	1,100,593 shares	7,902,259
	Affiliated Managers Group Value Fund	446,323 shares	4,414,130
	Vanguard Total Bond Market Investor Fund	95,970 shares	1,017,284

	Total registered investment companies		168,440,397
	Common/collective trust fund:
*	Fidelity Managed Income Portfolio Fund	10,130,937 units	10,213,987
	Common stock:
*	Expedia, Inc. common stock	173,542 shares	4,354,972
	Participant-directed brokerage accounts:
*	Fidelity Brokerage Link (1)	Various mutual funds and common stocks	3,338,478

*	Notes Receivable from Participants	Interest rates ranging from 4.25% to 10%, maturing through 2025	2,977,451

			$189,325,285

*	Indicates a party-in-interest to the Plan.
(1)	Certain investments in the Fidelity Brokerage Link accounts are issued by a party-in-interest to the Plan.

Note: Column (d), cost, is not applicable, as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPEDIA RETIREMENT SAVINGS PLAN

Date:	By:	/s/ Patricia L. Zuccotti
June 3, 2011		Patricia L. Zuccotti
Member of Benefit Plans Administration Committee
Expedia, Inc.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm – Moss Adams LLP